Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com ROSS OKLEWICZ ross.oklewicz@dechert.com +1 215 994 2263 Direct +1 215 994 2222 Fax

November 5, 2021

VIA EDGAR CORRESPONDENCE

Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File Nos. 333-191019 and 811-22883

Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. O’Neal:

This letter responds to comments you provided on October 18, 2021 with respect to your review of the Amendment to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 31, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering an unlimited number of shares of beneficial interest of ARK Transparency ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.       Comment: The “Investment Objective” section of the prospectus states that the Fund seeks to provide investment results that “closely correspond,” before fees and taxes, to that of the Index. The "Principal Investment Strategies” section of the prospectus states that the Fund seeks to “replicate as closely as possible,” before fees and expenses, the performance of the Index. Lastly, the “Additional Investment Strategies” section of the prospectus states that the Fund seeks performance that “corresponds” to the Index. Please harmonize the referenced disclosures for consistency. Alternatively, please replace “closely correspond” in the “Investment Objective” section of the prospectus with “approximate.”

Response: We have revised the prospectus to harmonize the referenced disclosures. We respectfully decline to replace “closely correspond” with “approximate” in the Fund’s investment objective.

November 5, 2021 Page 2

2.       Comment: Please provide a completed fee table and expense example for the Fund.

Response: A copy of the Fund’s completed fee table and expense example are included in Appendix A to this letter.

3.       Comment: Please provide a copy of the Supervision Agreement covering the Fund.

Response: A copy of the Supervision Agreement covering the Fund is included in Appendix B to this letter.

4.       Comment: The “Principal Investment Strategies” section of the prospectus states that the Index “is designed to track the price movements of stocks of approximately 100 companies that receive high scores for transparency based on a proprietary scoring methodology developed by the Index provider, Transparency, LLC.” Please revise the prospectus to clarify what is meant by “transparency” in this sentence.

Response: Consistent with the common use of the term, “transparency” in this sentence refers to the volume and detail of information about a company, its activities, and its products or services that is available to the public. The transparency level of a company is defined in relation to the Index provider’s proprietary scoring methodology, which uses six key performance indicators for measuring transparency. The scoring methodology is sufficiently disclosed in the prospectus. Accordingly, we respectfully decline to provide any additional description regarding the term transparency in the prospectus.

5.       Comment: The “Principal Investment Strategies” section of the prospectus refers to a “proprietary scoring methodology” developed by the Index provider that measures the transparency level of a company across “various indicators.” Please provide a brief description of this scoring methodology, including an elaboration of the “various indicators.”

Response: We believe that the current disclosure in the prospectus sufficiently describes the scoring methodology used by the Index provider to determine the transparency level of a company. We also believe that the prospectus provides sufficient information about the various indicators used in the Index provider’s scoring methodology to determine the transparency level of a company. However, we have revised the disclosure in the “Principal Investment Strategies” section of the summary prospectus to provide additional context regarding the various indicators as follows:

This scoring methodology measures the transparency level of a company across various indicators, such as the company’s adoption of certain transparency standards, the company’s disclosure regarding its products or services, the company’s involvement in certain legal proceedings, and the company’s reputation.

6.       Comment: The “Principal Investment Strategies” section of the prospectus contains a reference to Solactive AG (“Solactive”), which is responsible for calculating, publishing and distributing the Index, and states that information regarding the Index is available on Solactive’s website. Please confirm that Solactive’s website does not contain backtested performance information for the Index and, if it does, please remove the reference to Solactive’s website.

Response: We have removed the statement that information regarding the Index is available on Solactive’s website and removed the website reference.

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7.       Comment: The “Principal Investment Strategies” section of the prospectus states that, to be included in the Index, a company must maintain a 30-day moving average market capitalization of at least $1 billion, and meet “other criteria” as established by the Index provider. Please describe these “other criteria” in the prospectus.

Response: The “other criteria” alluded to in this disclosure refer to the following requirements: (a) a company’s stock must have a minimum average daily trading volume of at least 200,000 shares over a three-month period; (b) a company must not be a pre-revenue company; and (c) with certain exceptions, a company must have started to trade at least 40 days before the Index’s rebalancing date. These requirements are disclosed in the “Index Provider and Index Descriptions” section of the prospectus. Accordingly, we respectfully decline to provide additional disclosure.

8.       Comment: The “Index Provider and Index Descriptions” section of the prospectus summarizes the six indicators used by the Index provider to measure the transparency level of a company. Please include a summary of these six indicators in the “Principal Investment Strategies” section of the prospectus.

Response: Please see our response to Comment 5.

9.       Comment: Please describe in the prospectus whether the six indicators used by the Index provider to determine the transparency level of a company receive equal weight, or whether some are weighted more heavily than others.

Response: The Index provider’s scoring methodology equally weights each of the criteria. We have updated the disclosure accordingly.

10.       Comment: Please add “Passive Investment Risk” to the “Principal Risks” section of the prospectus.

Response: We believe the current disclosures regarding Index Tracking Risk and Replication Management Risk appropriately represent the risk of investing in a passively managed fund. Accordingly, we respectfully decline to include additional “Passive Investment Risk” disclosure.

11.       Comment: The “Additional Investment Strategies” section of the prospectus states that “[c]ertain derivatives not included in an Index are permitted to be used by the Fund in seeking performance that corresponds to the Index, and in managing cash flows, and may count towards compliance with the Fund’s 80% policy.” Please confirm that derivatives are marked-to-market for purposes of the 80% test.

Response: The Fund will value a derivatives instrument based upon its market value for purposes of the Fund’s 80% test.

12.       Comment: The “Index Provider and Index Descriptions” section of the prospectus states that Transparency, LLC does not include “any of the Advisers investment personnel.” Please confirm that Transparency, LLC is not affiliated with the Adviser. If there is an affiliation, please prominently disclose the same.

Response: Transparency, LLC is not affiliated with the Fund or the Adviser. We have revised the referenced disclosure to state:

Transparency, LLC, which does not include any of the Adviser’s investment personnel and is not affiliated with the Adviser, created the Index.

November 5, 2021 Page 4

Statement of Additional Information

13.       Comment: The Statement of Additional Information states that: “The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor if, for any reason . . . (f) the acceptance of the Creation Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; . . . or (h) among other reasons.” Please explain supplementally the legal basis supporting the ability to reject a creation order under these circumstances.

Response: The Investment Company Act of 1940 does not obligate the Fund to accept a creation order. The Securities and Exchange Commission acknowledges this principle. See, e.g., Investment Company Swing Pricing, 81 Fed. Reg. 82084, 82128 (Nov. 18, 2016) (“we note that unlike redemptions, funds may reserve the right to decline purchase requests”); Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holding, 69 Fed. Reg. 22299, 22302 (Apr. 23, 2004) (stating that “a fund may reserve the right to reject a purchase or exchange request for any reason, provided that it discloses this policy in its prospectus.”); see also Exchange-Traded Funds, 83 Fed. Reg. 37332, 37349 (July 31, 2018) (“we believe an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances . . . .”). The referenced disclosure, combined with other disclosure in the Fund’s registration statement, alerts prospective investors of the right of the Registrant to reject creation orders consistent with this principle. Importantly, the referenced disclosure does not give the Registrant the power to suspend creation orders indefinitely in a manner that would lead to significant deviations between what investors pay in the secondary market and the Fund’s approximate net asset value. See Exchange-Traded Funds, 84 Fed. Reg. 57162, 57178 (Oct. 24, 2019).

14.       Comment: The Statement of Additional Information states that: “The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor if, for any reason . . . (b) the AP, upon obtaining the Shares, would own 80% or more of the currently outstanding Shares of the Fund; . . . (d) the acceptance of the Deposit Instruments would have certain adverse tax consequences to the Fund . .. . .” Please explain supplementally the circumstances contemplated by clauses (b) and (d).

Response: Clauses (b) and (d) are principally intended to allow the Trust to reject a creation order that would result in a Fund taking a carryover tax basis with respect to securities contributed in such order. Where securities are contributed to the Fund with built-in-gain and the Fund takes a carryover tax basis, the Fund would generally recognize such built-in-gain when the securities are sold. This would generally require the Fund to distribute to its shareholders taxable gains that accrued prior to the contribution of the relevant securities to the Fund. Clause (d) is also intended to alert prospective investors that the Registrant may reject a creation order if the Registrant determines that the creation order would have certain adverse tax consequences to the Fund in any other circumstances, including those that may arise in the future due to changes in law.

*    *    *    *    *

November 5, 2021 Page 5

We believe that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (215) 994-2263.

Sincerely,

/s/ Ross Oklewicz
Ross Oklewicz

November 5, 2021 Page 6

APPENDIX A

Fund Fees and Expenses

The table below describes the fees and expenses that you pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries on their purchases and sales of Shares, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.55%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.55%

(a)	Pursuant to a Supervision Agreement, ARK Investment Management LLC (“Adviser”) pays all other expenses of the Fund (other than taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses)).

(b)	Other Expenses and Total Annual Fund Operating Expenses are based on estimated expenses for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Year	Expenses
1	$56
3	$176

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APPENDIX B

SUPERVISION AGREEMENT

This SUPERVISION AGREEMENT (“Agreement”), made this 30th day of June, 2014, between ARK ETF Trust (“Trust”), a Delaware statutory trust, and ARK Investment Management LLC, a Delaware limited liability company (“Adviser”).

WHEREAS, the Trust is registered with the Securities and Exchange Commission (“SEC”) as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”), whose shares of beneficial interest (“Shares”) are registered under the Securities Act of 1933, as amended and are listed or will be listed on NYSE Arca platform for exchange-traded funds (“ETFs”); and

WHEREAS, the Trust is authorized to issue Shares in separate ETF series, as specified in Schedule A hereto, which may be amended from time to time (each a “Fund”), representing interests in a separate portfolio of securities and other assets; and

WHEREAS, pursuant to an Investment Advisory Agreement dated June 30, 2014, between the Trust and the Adviser (“Investment Advisory Agreement”), the Trust has retained the Adviser to provide investment advisory services with respect to each Fund specified in Schedule A to the Investment Advisory Agreement in the manner and on the terms set forth therein; and

WHEREAS, the Trust desires to retain the Adviser to provide and/or procure supervisory and other services reasonably necessary to each Fund and its shareholders; and

WHEREAS, the Adviser is willing to provide and/or procure supervisory and other services reasonably necessary to each Fund and its shareholders in the manner and on the terms hereinafter set forth;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, the parties agree as follows:

1.                   Appointment. The Trust hereby appoints the Adviser to provide or procure the supervisory and other services reasonably necessary for each Fund for the period and on the terms set forth in this Agreement, as supplemented from time to time. The Adviser accepts such appointment and agrees during such period to render or procure the services herein set forth for the compensation herein provided.

2.                   Duties. Subject to the general supervision of the Board of Trustees of the Trust, the Adviser shall provide or cause to be furnished all supervisory and other services reasonably necessary for the operation of the Funds, including audit, legal, transfer agency, printing costs, administrative services (provided pursuant to a separate administration agreement (the “Administration Agreement”)), distribution services (provided pursuant to separate distribution agreement (the “Distribution Agreement”) and separate distribution services agreement (the “Distribution Services Agreement”)), certain custodial services (provided pursuant to a separate custodian agreement (the “Custody Agreement”)) and investment advisory services (provided pursuant to the Investment Advisory Agreement). For each Fund, the Administration Agreement, the Distribution Agreement, the Distribution Services Agreement and the Investment Advisory Agreement will be separately considered and approved by the Board of Trustees of the Trust in accordance with all applicable requirements of the 1940 Act and the rules thereunder.

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(a)                Supervisory Services. These services shall include the following:

(i)                 The Adviser shall supervise and coordinate matters relating to the operation of each Fund, including any necessary coordination among the administrator, distributor, custodian, transfer agent, dividend disbursing agent, securities lending agent, fund accounting agent or recordkeeping agent, valuation or pricing agents, independent public accountants, attorneys and other parties performing services or operational functions for each Fund.

(ii)               The Adviser shall maintain or supervise the maintenance by third parties of such books and records of the Trust and each Fund as may be required by applicable federal or state law, other than the books and records maintained under the Investment Advisory Agreement.

(iii)             The Adviser shall take such other action with respect to each Fund as may be required by applicable law, including without limitation the rules and regulations of the SEC, the Commodity Futures Trading Commission (“CFTC”), state securities commissions and other governmental and regulatory agencies. Such actions shall include, but are not limited to: establishment and maintenance of a compliance program in accordance with Rule 38a-1 under the 1940 Act, support of the Trust’s Chief Compliance Officer, and systems and procedures necessary to effectuate the Trust’s compliance program.

(iv)              Notwithstanding the foregoing, the Adviser may procure or delegate the provision of any of these services to third parties (including other financial institutions) with respect to shareholders that have relationships with such third parties, except for any services provided pursuant to the Administrative Services Agreement, Distribution Agreement, Rule 12b-1 Plan, and the Investment Advisory Agreement.

(b)                Other Services. The Adviser shall procure on behalf of the Trust and the Funds, and at the expense of the Adviser, the following persons to provide services to the Funds:

(i)                an administrator/fund accounting agent for the Funds to provide administrative services to and to maintain the portfolio accounting records for the Funds;

(ii)               a distributor for the Funds to distribute their Shares;

(iii)              a custodian or custodians for the Funds to provide for the safekeeping of the Funds’ assets;

(iv)              a transfer agent/dividend disbursing agent for the Funds;

(v)               a securities lending agent for the Funds, if any;

(vi)              a trader order processing agent and facilities for placing orders for the purchase and sale of a Fund’s Shares; and

(vii)             a financial printer.

The Trust may be a party to any agreement with any of the persons referred to in this Section 2(b) above and will also be a party to the Investment Advisory Agreement.

(c)                Personnel. The Adviser shall also make its officers and employees available to the Board of Trustees and officers of the Trust for consultation and discussions regarding the supervision of each Fund and services provided to each Fund under this Agreement.

(d)                Standards; Reports. In performing these services, the Adviser:

(i)                 shall endeavor in good faith to comply with the 1940 Act and all rules and regulations thereunder, with all other applicable federal, state and foreign laws and regulations, with any applicable procedures adopted by the Trust’s Board of Trustees, and with the provisions of the Trust’s Registration Statement filed on Form N-lA as supplemented or amended from time to time;

November 5, 2021 Page 9

(ii)               will make available to the Trust, promptly upon request, any of the books and records of any Fund that are maintained under this Agreement, and will furnish to regulatory authorities having the requisite authority any such books and records and any information or reports in connection with the Adviser’s services under this Agreement that may be requested in order to ascertain whether the operations of the Trust are being conducted in a manner consistent with applicable laws and regulations; and

(iii)              will regularly report to the Trust’s Board of Trustees on the services provided under this Agreement and will furnish the Trust’s Board of Trustees with respect to each of the Funds such periodic and special reports as the Trustees may reasonably request.

3.                   Documentation. The Trust has delivered copies of each of the following documents to the Adviser and will deliver to it all future amendments and supplements thereto, if any:

(a)                the Trust’s Registration Statement as filed with the SEC and any amendments thereto; and

(b)                exhibits, powers of attorney, certificates and any and all other documents relating to or filed in connection with the Registration Statement described above.

4.                   Independent Contractor. The Adviser shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided herein or authorized by the Board of Trustees of the Trust from time to time, have no authority to act for or represent the Trust in any way or otherwise be deemed its agent.

5.                   Compensation. As compensation for the duties and services specified in Section 2 of this Agreement, the Trust shall pay to the Adviser a monthly fee, calculated as a percentage (on an annual basis) of the average daily value of the net assets of each of the Funds during the preceding month. The fee rates applicable to each Fund shall be set forth in Schedule A to this Agreement. The fees payable to the Adviser for all of the Funds shall be computed and accrued daily and paid monthly. If the Adviser shall serve for less than any whole month, the foregoing compensation shall be prorated.

6.                   Non-Exclusivity. It is understood that the services of the Adviser hereunder are not exclusive, and the Adviser shall be free to render similar services to other investment companies and other clients.

November 5, 2021 Page 10

7.                   Expenses. During the term of this Agreement, the Adviser will pay all expenses incurred by it in connection with its obligations under this Agreement, except such expenses as are assumed by any Fund under this Agreement. The Adviser assumes and shall pay for maintaining its staff and personnel and shall, at its own expense provide the equipment, office space, office supplies and facilities necessary to perform its obligations under this Agreement, including, but not limited to, communications facilities, computer systems and applications, internet access, and a web servicing platform and internet website.

In addition, the Adviser shall bear the following expenses under this Agreement:

(a)                Expenses of all audits by Trust’s independent public accountants;

(b)                Expenses of the Trust’s transfer agent, registrar, dividend disbursing agent, securities lending agent, fund accounting agent, and recordkeeping agent;

(c)                Expenses of the Trust’s custodial services, including any recordkeeping services provided by the custodian;

(d)                Expenses of obtaining quotations for calculating the value of each Fund’s net assets;

(e)                Expenses of obtaining Portfolio Activity Reports for each Fund;

(f)                 Expenses of maintaining the Trust’s tax records;

(g)                The Trust’s ordinary legal fees, including the legal fees that arise in the ordinary course of business for a Delaware statutory trust registered as an open-end management investment company or fees that arise in the ordinary course of business in connection with listing Shares of any Fund on a securities exchange;

(h)                The Trust’s pro rata portion of the fidelity bond required by Section 17(g) of the 1940 Act or other insurance premiums;

(i)                 Association membership dues;

(j)                 Salaries and other compensation or expenses, including travel expenses, of any of the Trust’s executive officers and employees (if any) and Trustees who are not officers, members, partners or employees of the Adviser;

November 5, 2021 Page 11

(k)                Fees and expenses, including travel expenses, and fees and expenses of legal counsel retained for their benefit of the Trust and the Trustees who are not officers, employees, partners, shareholders or members of the Adviser; and

(l)                 Fees and expenses of the Administrator for the Trust and each Fund.

The Trust shall bear the following expenses:

(a)                Taxes and governmental fees, if any, levied against the Trust or any of its Funds;

(b)                Brokerage fees, commissions and other portfolio transaction expenses incurred for any of the Funds;

(c)                Investment-related expenses, including interest expenses of borrowing money and acquired fund fees and expenses;

(d)                Costs, expenses and fees associated with the custody, safekeeping or maintenance of a Fund’s “Foreign Assets” (as such term is defined in Rule 17f-5 under the 1940 Act) with a bank or depository located outside of the United States;

(e)                Extraordinary expenses, including extraordinary legal expenses, as may arise including expenses incurred in connection with litigation, proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors, and agents with respect thereto;

(f)                 Organizational and offering expenses of the Trust and each Fund, and any other expenses which are capitalized in accordance with generally accepted accounting principles; and

(g)                Costs and/or fees, including legal fees, incident to meetings of the Trust’s shareholders, the preparation, printing and distribution of Fund product descriptions for distribution to shareholders or Authorized Participants, notices and proxy statements and reports of the Trust to its shareholders, the filing of reports with regulatory bodies, the maintenance of the Trust’s existence and qualification to do business, and the expenses of issuing, redeeming, registering and qualifying for sale, Shares with federal and state securities authorities.

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8.                   Liability. The Adviser shall give the Trust the benefit of the Adviser’s best efforts in rendering services under this Agreement. The Adviser may rely on information reasonably believed by it to be accurate and reliable. As an inducement for the Adviser’s undertaking to render services under this Agreement, the Trust agrees that neither the Adviser nor its members, officers, partners, or employees shall be subject to any liability for, or any damages, expenses or losses incurred in connection with, any act or omission or mistake in judgment connected with or arising out of any services rendered under this Agreement, except by reason of willful misfeasance, bad faith, or gross negligence in performance of the Adviser’s duties, or by reason of reckless disregard of the Adviser’s obligations and duties under this Agreement. This provision shall govern only the liability to the Trust of the Adviser and that of its members, officers, partners, and employees, and shall in no way govern the liability to the Trust or the Adviser or provide a defense for any other person including persons that provide services for the Funds as described in Sections 2 of this Agreement.

9.                   Term and Continuation. This Agreement shall take effect as of the date indicated above, and shall remain in effect, unless sooner terminated as provided herein, for one year from such date, and shall continue thereafter on an annual basis with respect to each Fund provided that such continuance is specifically approved at least annually: (a) by the vote of a majority of the Board of Trustees of the Trust, and (b) by the vote of a majority of the Board of Trustees of the Trust who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) (“Independent Trustees”) of the Trust or the Adviser, cast in person at a meeting called for the purpose of voting on such approval. Failure of the Independent Trustees to renew this Agreement and/or its termination by shareholder vote, assignment, or otherwise, shall not preclude the Board of Trustees from approving a substitute agreement in the manner provided under applicable law. This Agreement may be terminated:

(a)                by the Trust at any time with respect to the services provided by the Adviser, without the payment of any penalty, by vote of a majority of the entire Board of Trustees of the Trust or by a vote of a majority of the outstanding voting shares of the Trust or, with respect to a particular Fund or class, by vote of a majority of the outstanding voting shares of such Fund or class, on sixty (60) days’ written notice to the Adviser;

(b)                at the expiration of the one-year period commencing on the date of this Agreement, by the Adviser at any time, without the payment of any penalty, upon sixty (60) days’ written notice to the Trust.

10.                 Use of Name. It is understood that the name “ARK” or any derivative thereof or logo or service mark associated with the name is the valuable property of the Adviser, and that the right of the Trust and/or the Funds to use such names (or derivatives or logos) shall be governed by the Investment Advisory Agreement.

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11.                 Notices. Notices of any kind to be given to the Adviser by the Trust shall be in writing and shall be duly given if mailed or delivered to the Adviser at the address specified below or such other address as specified by the Adviser:

Attn: Chief Operating Officer

155 West 19th Street, Fifth Floor

New York, NY 10011

Notices of any kind to be given to the Trust by the Adviser shall be in writing and shall be duly given if mailed or delivered to the Trust at the address specified below or such other address as specified by the Trust.

Attn: Secretary

155 West 19th Street, Fifth Floor

New York, NY 10011

12.               Trust Obligation. A copy of the Trust’s Certificate of Trust (“Certificate”) is on file with the Delaware Secretary of State and notice is hereby given that the Certificate has been executed on behalf of the Trust by the sole initial Trustee of the Trust in her capacity as a Trustee and not individually. The obligations of this Agreement shall only be binding upon the assets and property of the Trust and shall not be binding upon any trustee, officer, or shareholder of the Trust individually.

13.               Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original.

14.               Miscellaneous.

(a)                This Agreement shall be construed in accordance with applicable federal law and the laws of the State of Delaware.

(b)                If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable. To the extent that any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise with regard to any party, hereunder, such provisions with respect to other parties hereto shall not be affected thereby.

(c)                The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect.

(d)                This Agreement may not be assigned without the written consent of the other party.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below on the day and year first above written.

ARK ETF TRUST

By:	/s/ Catherine D. Wood
Name: Catherine D. Wood
Title: President

ARK INVESTMENT MANAGEMENT LLC

By:	/s/ Catherine D. Wood
Name: Catherine D. Wood
Title: Chief Executive Officer

November 5, 2021 Page 15

Schedule A*

To Supervision Agreement

Between ARK ETF Trust and ARK Investment Management LLC

As of September 23, 2021

ANNUAL Supervision FEE
Fund	(as a % of average daily net assets)
ARK Innovation ETF	0.75%
ARK Genomic Revolution ETF	0.75%
ARK Autonomous Technology & Robotics ETF	0.75%
ARK Next Generation Internet ETF	0.75%
ARK Fintech Innovation ETF	0.75%
ARK Space Exploration & Innovation ETF	0.75%
The 3D Printing ETF	0.65%
ARK Israel Innovative Technology ETF	0.48%
ARK Transparency ETF	0.55%

*This Schedule A supersedes any prior Schedule A to the Supervision Agreement.